March 18, 2025

Hiroshi Furukawa
Chief Executive Officer
PicoCELA Inc.
2-34-5 Ningyocho, SANOS Building, Nihonbashi
Chuo-ku, Tokyo 103-0013 Japan

       Re: PicoCELA Inc.
           Registration Statement on Form F-1
           Filed March 13, 2025
           File No. 333-285764
Dear Hiroshi Furukawa:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing